Exhibit 99.1

NASDAQ: APM

Aptorum Group Commences Commercialization of Dioscorea Opposita Bioactive Nutraceutical Tablets and Signed Sales Distribution Agreement in Hong Kong

NEW YORK -- (BUSINESS WIRE) – Feb 24, 2020 - Aptorum Group Limited  (“Aptorum Group”), a pharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, announces the commercialization of its dietary supplement for women undergoing menopause and experiencing related symptoms. The supplement is made with the bioactive ingredient extracted Chinese yam powder containing “DOI”, which is Aptorum Group’s non-hormonal approach intended to meet certain growing consumer nutritional trends and concerns. It is estimated that 1.2 billion women worldwide will be menopausal or postmenopausal by the year 20301. The global woman’s health supplement market for menopausal symptoms is projected to reach over USD$50bn by 2025 with a CAGR rate of 16.4% (2016-2025)2. Initially, the supplement will be commercialized and sold in Hong Kong; the Company is seeking regulatory clearance to market the product in other major jurisdictions.

As part of the commercialization, Aptorum Group, through its wholly-owned subsidiary Nativus Life Sciences Limited, entered into a regional distribution agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products.

Through Multipak, Aptorum Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will soon be marketed under the brand name NativusWellTM.

Nativus’s NativusWellTM tablets are natural, non-hormonal supplements containing DOI. The yam powder with DOI utilizes a non-hormonal approach that is intended to boost the general wellness of women undergoing menopause. Third party scientific studies indicate that DOI, the naturally occurring bioactive ingredient in Chinese yam, appears to stimulate estradiol biosynthesis, induce estradiol and progesterone secretion and increase bone density, thereby potentially counteracting the progression of osteoporosis3, one of the common symptoms associated with menopause4.

For further general presentation, please visit:

http://ir.aptorumgroup.com/static-files/bcf77574-7bd6-4b9d-8110-d53837238f16

For further technical presentation, please visit:

http://ir.aptorumgroup.com/static-files/66346f79-7a03-474a-89be-0eaafaa00d9d

1 World Health Technical Report Series. Research on the Menopause in the 1990’s. Geneva, Switzerland: World Health Organization; 1996.

2 https://www.grandviewresearch.com/press-release/global-isoflavones-market

3 https://www.ke.hku.hk/story/innovation/the-magic-of-chinese-yam-for-treatment-of-menopausal-syndrome; see also, Scientific Reports, 5-10179.

4 https://www.everydayhealth.com/menopause/osteoporosis-and-menopause.aspx

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in orphan diseases, infectious diseases, metabolic diseases and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

Investors:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com